Exhibit 99.1

Enerplus Closes the Sale of Certain Canadian Assets

CALGARY, AB, Oct. 31, 2022 /CNW/ - Enerplus Corporation ("Enerplus" or the "Company") (TSX: ERF) (NYSE: ERF) announced today that it has closed the previously announced sale of certain Canadian assets located in Alberta (the "Assets") to Journey Energy Inc. for total consideration of CDN$140 million, prior to closing adjustments. The Assets include the Company's Ante Creek and Medicine Hat operations along with its broad interests west of the fifth and sixth meridians of Alberta.

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations. For more information, visit the Company's website at www.enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/October2022/31/c2395.html

%CIK: 0001126874

For further information: Investor Contacts: Drew Mair, 403-298-1707; Krista Norlin, 403-298-4304

CO: Enerplus Corporation

CNW 18:31e 31-OCT-22